SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_______________________________________________________________________________________________________________________________________________________________

May 2019

Dear Alphabet Shareholders,

We are writing to encourage you to support PROPOSAL 15 at the Annual Meeting on June 19 to urge the Leadership Development and Compensation Committee of the Board of Directors (“the Committee”) to adopt a compensation clawback policy that would be triggered by certain kinds of misconduct.

The proposal seeks a policy authorizing the Committee to claw back senior executive incentive compensation following a material violation of law or company policy that causes significant financial or reputational harm to Alphabet, including (but not limited to) a violation that involves creating a hostile work environment if the senior executive committed the misconduct or failed to manage or monitor relevant conduct or risks. We believe such a policy would be appropriate at Alphabet in light of the financial and reputational damage sustained in 2018 as a result of the company’s handling of sexual misconduct allegations.

Unlike Most Large Companies, Alphabet Has Not Adopted a Clawback Policy

Alphabet does not currently have any clawback policy in place.  As Alphabet notes in its opposition statement to the proposal, the Sarbanes-Oxley Act of 2002 authorizes the Securities and Exchange Commission (SEC) to recover from the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) certain kinds of incentive compensation following a financial restatement required as a result of material noncompliance with financial reporting rules due to misconduct. But these conditions are very narrow – in fact, the SEC was directed in 2010 by Dodd-Frank to adopt a rule requiring public companies to adopt a policy providing for clawback from more executives under a wider variety of circumstances; that rule has never been adopted.

Companies have filled that void by adopting their own clawback policies.  Alphabet is an outlier: 97 percent of 200 large publicly traded companies surveyed by the compensation consultant Meridian have adopted a clawback policy separate from the Sarbanes-Oxley requirement.  Furthermore, many of the companies surveyed by Meridian have adopted policies that include the features called for in our proposal. For example, 29 percent include ethical misconduct, without requirement of financial restatement, as a clawback trigger. [i]  Examples of companies that have clawback policies that cover misconduct in situations not involving financial restatement include Verizon, Wells Fargo, and Equifax.

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In our view, the number of companies with clawback policies that cover misconduct not necessitating a financial restatement is also likely to grow.  Earlier this year, the law firm Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates reported that some companies were considering updating their clawback policies to address situations in which an executive engages in sexual harassment or sexual misconduct in the workplace. [ii]

Executive Misconduct Can Create Significant Risks for Investors

Alphabet recently became a high-profile example of how misconduct not requiring a financial restatement can cause significant financial and reputational damage to a company and its investors.  In the fall of last year, Alphabet came under fire after TheNew York Timesreported on an alleged pattern of interoffice sexual relationships involving company leaders and detailed the circumstances of “three executives that Google protected over the past decade after they were accused of sexual misconduct.” [iii]  The reporting spurred a November 2018 walkout of 20,000 Alphabet employees and contract employees – by one estimate accounting for more than 20 percent of Alphabet’s global workforce – who were protesting the company’s handling of the sexual misconduct allegations against top executives. [iv]  Alphabet is also facing multiple shareholder lawsuits relating to the sexual misconduct allegations, [v]with one of the plaintiff’s attorneys arguing that the fallout from the scandal cost Alphabet billions of dollars in share value. [vi]

Sexual misconduct is thus a significant risk for investors.  A company’s compensation arrangements for executives who engage in misconduct can exacerbate these harms. The New York Timesreporting focused on the Alphabet Board’s decisions to award a $90 million exit package to Andy Rubin, the creator of Android mobile software, and a $45 million exit package to Amit Singal, a senior vice president who headed search – both after Alphabet determined the sexual misconduct allegations against the men to be credible. [vii](Singal’s exit package was ultimately reduced to $15 million because he joined a rival company. [viii])  The decisions to award these exit packages appear to have been at the center of Alphabet employee discontent, with one popular sign during the walkout reading “Happy to quit for $90M – no sexual harassment required.” [ix]

Adoption of a Clawback Policy Can Help Promote Ethical Behavior and Protect Shareholder Value at Alphabet

The adoption of a robust clawback policy like the one suggested in the proposal would send a very different message to Alphabet consumers, employees, and investors – that the Alphabet Board will not tolerate misconduct, including sexual misconduct, and that ethical behavior is a priority for the company, even in situations in which substantial executive compensation is at stake.  Setting this type of “tone at the top” has been recommended by multiple governance experts. [x]

Clawback provisions may also have a very practical deterrent effect for senior executives covered by the policy.  If incentive compensation already paid, granted, or

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awarded can be recovered following misconduct, executives may be more ethically vigilant regarding their own behavior and their responsibility to manage or monitor conduct or risks undertaken by others.

Finally, a clawback policy would give the Committee more tools to respond to situations in which executive misconduct has occurred.  Our proposal does not mandate a clawback; rather, it gives the Committee discretion to decide whether recovery is appropriate in particular circumstances. A clawback policy would strengthen the company’s bargaining position if it sought to negotiate a comprehensive exit agreement as it did in the cases of Rubin and Singal.  This type of flexibility to proactively respond to executive misconduct may be particularly valuable in serious or high profile situations in which it is critical for the Board to take action.

Ultimately, a clawback policy is not a silver bullet.  As Alphabet notes in its statement in opposition to this proposal, the company already has the ability to terminate employees and cause them to forfeit unvested equity awards for violations of the Alphabet Code of Conduct – and yet the company did not pursue this course of action in the cases of Rubin and Singal.  But support for this proposal will communicate that investors want the Board to expand its tools to protect shareholder value and take seriously its responsibility to deter misconduct.

We encourage you to support PROPOSAL 15 at the Annual Meeting on June 19.

Sincerely,

Stephen Abrecht

Chair, SEIU Pension Plans Master Trust

[i] 2018 Corporate Governance & Incentive Design Survey, Meridian Compensation Partners, Fall 2018,

http://www.meridiancp.com/wp-content/uploads/Meridian-2018-Governance-and-Design-Survey-1.pdf

[ii] “Trending Topics in Executive Compensation,” Skadden’s 2019 Insights, January 17, 2019, https://www.skadden.com/insights/publications/2019/01/2019-insights/trending-topics-in-executive-compensation

[iii] “How Google Protected Andy Rubin, the ‘Father of Android,’” The New York Times, October 25, 2018, https://www.nytimes.com/2018/10/25/technology/google-sexual-harassment-andy-rubin.html

[iv] “Over 20,000 Google employees participated in yesterday’s mass walkout,” The Verge, November 2, 2018, https://www.theverge.com/2018/11/2/18057716/google-walkout-20-thousand-employees-ceo-sundar-pichai-meeting

[v] “Shareholders sue over Google’s handling of sexual misconduct claims, ‘toxic’ workplace,” San Francisco Chronicle, January 10, 2019, https://www.sfchronicle.com/business/article/Google-s-handling-of-sexual-misconduct-claims-13524661.php

[vi] “Google’s parent firm Alphabet lost billions through response to sexual harassment: lawsuit,” The Mercury News, January 10, 2019, https://www.mercurynews.com/2019/01/10/googles-parent-firm-alphabet-lost-billions-through-response-to-sexual-harassment-lawsuit/

[vii] “How Google Protected Andy Rubin, the ‘Father of Android,’” The New York Times, October 25, 2018, https://www.nytimes.com/2018/10/25/technology/google-sexual-harassment-andy-rubin.html

[viii] “Google confirms it agreed to pay $135 million to two execs accused of sexual harassment,” The Verge, March 11, 2019, https://www.theverge.com/2019/3/11/18260712/google-amit-singhal-andy-rubin-payout-lawsuit-accused-sexual-harassment

[ix] “Google Walkout Is Just the Latest Sign of Tech Worker Unrest,” Wired, November 1, 2018, https://www.wired.com/story/google-walkout-just-latest-sign-tech-worker-unrest/

[x] How Corporate Boards Can Combat Sexual Harassment:  Recommendations and Resources for Directors and Investors, Council of Institutional Investors, March 2018, https://www.cii.org/files/publications/misc/03_01_18_corporate_boards_sexual_harassment.pdf; “Effective Sexual Misconduct Risk Management,” Harvard Law School Forum on Corporate Governance and Financial Regulation, February 16, 2018, https://corpgov.law.harvard.edu/2018/02/16/effective-sexual-misconduct-risk-management/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.